

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Hardeep Gulati
Chief Executive Officer
PowerSchool Holdings, Inc.
150 Parkshore Dr.
Folsom, CA 95630

> **Re: PowerSchool Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 2, 2021**
> **File No. 333-255067**

Dear Mr. Gulati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Dilution, page 87

1. Please explain to us your rationale for assuming in your calculation of dilution that Topco LLC had all of its LLC Units redeemed or exchanged for newly-issued shares of Class A common stock. Tell us how adjusting for the assumed redemption will impact the amount of dilution in net tangible book value per share to the investors in this offering.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 120

2. We note your disclosure on page 122 of the outstanding balance on your Revolving Credit Agreement as of March 31, 2021 as well as subsequent borrowings through June 2, 2021. Please revise to quantify the remaining balance available for borrowings on your Revolving Credit Agreement as of March 31, 2021.

3. Please revise your discussion of cash flows from operating activities for the quarter ended March 31, 2021 to more fully address the reason for the decrease in deferred revenues. We note that the decrease in deferred revenue is nearly 57%, or $22 million, higher than it was in the quarter ended March 31, 2020.

Critical Accounting Policies and Estimates, page 126

4. Please revise your discussion of Management Incentive Unit-Based Compensation on page 130 to indicate if the performance conditions were considered probable as of March 31, 2021. As a related matter, we note your planned pro forma adjustment (j) related to compensation expense on page 101. Please revise your MD&A to quantify how your results of operations will be impacted by the anticipated increase in stock-based compensation expense in connection with this offering.

Severin Holdings, LLC Consolidated Financial Statements
3. Business Combinations, page F-25

5. We note that you have not provided financial statements or pro forma financial information for your acquisition of Hobsons, Inc. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

General

6. We note that your graphics includes ARR and Net Revenue Retention for the fiscal year ended December 31, 2020. To provide a more balanced picture of your financial condition, please disclose your net loss for the same period with equal prominence. Further, please define your metrics or cross reference to where the definitions are located, and specify the periods measured.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert M. Hayward, P.C.